1 Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q2 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial information/quarterly-financial.information/ (Excel file Q2 2026 Alternative Performance Measures) 2 Consolidated Net Debt of ex-infrastructure project companies €-1.3 billion excluding infrastructure projects 3 U.S. annual inflation rate for the 12 months ending in December 2025 CORPORATE, EARNINGS Ferrovial reports strong H1 2026 results • Highways in North America showed robust revenue growth • Construction profitability remained in line with the company’s long-term target, supported by a healthy order book1 Amsterdam, July 28, 2026.- Ferrovial, a leading global infrastructure company, delivered strong results in the first half of the year 2026, boosted by solid growth in the Construction and Highways business units. Revenues and adjusted EBITDA1 reported double-digit growth, mainly driven by U.S. highways’ performance. "Ferrovial delivered an exceptional first half of 2026, driven by strong performance across our North American assets. Our Construction division also achieved a record order book1. Looking ahead, we see significant opportunities in complex greenfield projects and the growing momentum for P3 developments in the U.S., and we're confident in our ability to continue generating long-term value," said Ignacio Madridejos, Ferrovial CEO. Adjusted EBITDA1 reached €746 million in the first half of 2026, a 21.6% increase year over year on a like-for- like1 basis, while revenue totaled €4.7 billion, an 11.3% increase on a like-for-like1 basis. Net profit amounted to €258 million, compared to €540 million in the first half of 2025, when the company accounted for capital gains from asset rotation. Ferrovial closed the first half of the year with a solid financial position, with liquidity1 of €4.7 billion and consolidated net cash1 of €1.3 billion2, excluding infrastructure projects in both cases. In July 2026, Ferrovial submitted bids for the I-24 Southeast Choice Lanes in Tennessee and the I-285 East in Georgia. In addition, the company learned that its bid for the D35 Highway in the Czech Republic was the most cost-effective offer among those submitted, while the technical evaluation process continues. Financial and Operating Results The Highways division’s revenue grew 15.8% year over year on a like-for-like basis1 to €740 million, driven by solid growth in North America, where the company received €357 million in dividends. Adjusted EBITDA1 increased 13.4% on a like-for-like1 basis to €530 million. U.S. Express Lanes posted robust revenue per transaction growth, significantly outpacing U.S. inflation3. In Canada, 407 ETR showed outstanding performance during the first half of the year, with double-digit EBITDA1 and revenue growth. 407 ETR has approved the distribution of a CAD 550 million dividend in the third quarter of 2026. The Construction division achieved a 3.5% adjusted EBIT margin1, in line with the company’s long-term target. The order book1 reached a new all-time high of €18 billion, with North America accounting for 47.9%, Poland 22.9% and Spain 14.0%. In the Airports division, Ferrovial completed the equity injections committed to New Terminal One (NTO) at New York’s John F. Kennedy International Airport, totaling USD 1.1 billion. The construction progress reached 92%. As of July 28, NTO has 32 airline agreements, including 24 executed contracts and eight letters of intent. Conference call information

PRESS RELEASE

ferrovial

Ferrovial will host a conference call on July 29, 2026, at 15:00 CEST / 9:00 a.m. EDT to discuss H1 2026 financial results and business performance. Visit our investor relations page at https://ferrovial.com/ir-shareholders

**KEY FIGURES**
**(Million euro)**

| | H1 2026 | H1 2025 | Variation LfL[1] |
|---|---|---|---|
| Revenue | 4,701 | 4,469 | 11.3% |
| Adjusted EBITDA[1] | 746 | 655 | 21.6% |
| Adjusted EBIT[1] | 491 | 431 | 22.7% |
| Net profit | 258 | 540 | |

| | H1 2026 | Dec 2025 |
|---|---|---|
| Consolidated net debt[1] | 6,283 | 5,893 |
| Net debt, excluding infrastructure projects[1] | -1,307 | -1,341 |

| | H1 2026 | Dec 2025 | Variation LfL[1] |
|---|---|---|---|
| Construction order book[1] | 18,046 | 17,438 | 2.8% |

[1] Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q2 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial information/quarterly-financial.information/ (Excel file Q2 2026 Alternative Performance Measures)
[2] Consolidated Net Debt of ex-infrastructure project companies €-1.3 billion excluding infrastructure projects
[3] U.S. annual inflation rate for the 12 months ending in December 2025

1 Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q2 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial information/quarterly-financial.information/ (Excel file Q2 2026 Alternative Performance Measures) 2 Consolidated Net Debt of ex-infrastructure project companies €-1.3 billion excluding infrastructure projects 3 U.S. annual inflation rate for the 12 months ending in December 2025 NORTH AMERICA HIGHWAYS: PERFORMANCE H1 2026 VS H1 2025 Variation Transactions Rev/Transaction NTE -2.0% 18.9% LBJ 2.9% 11.7% NTE 35W 0.4% 17.3% I-77 -5.2% 11.8% I-66 8.5% 8.7% *Vehicle kilometers travelled Forward-Looking Statements This document contains forward-looking statements. Any express or implied statements contained in this document that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial results, financial position, business strategy, Company and joint venture project performance and completion estimates, order book, pipeline assets, expected dividends, commitments, plans, objectives of management for future operations, dividends, capital structure, as well as statements that include words such as “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”, “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by the Company concerning anticipated results and performance and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; general economic and political conditions and events and the impact they may have on us, including, but not limited to, impacts on demand or public fund allocation in the industries in which we operate, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the fact that our business is derived from a small number Variation VKTs* Rev/Trip 407 ETR 1.8% 17.7%

1 Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q2 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial information/quarterly-financial.information/ (Excel file Q2 2026 Alternative Performance Measures) 2 Consolidated Net Debt of ex-infrastructure project companies €-1.3 billion excluding infrastructure projects 3 U.S. annual inflation rate for the 12 months ending in December 2025 of major projects; risks related to government contracting; the impact of competitive pressures in our industries, including on bid success and pricing; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; cyber threats or other technology disruptions; our ability accurately to develop estimates or the impact of changes in our underlying assumptions, with respect to project plans, including project timing and budgets, and our ability to meet contractual expectations with respect thereto; the impacts of accidents, disruptions, or other incidents at our project sites and facilities; our ability to obtain adequate financing or access to capital in the future as needed and the impact of reliance on joint venture and partnership arrangements; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; limitations on our ability to declare and fund future dividends or other distributions, and distribution processes and timelines; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025, which is available on the SEC website at , as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this presentation speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. About Ferrovial Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. The company has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial’s growth engine, where it developed and is currently operating five Express Lanes across Texas, North Carolina and Virginia, and is managing the 407 ETR highway in Toronto, Canada. The company is also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on three stock markets: U.S. (Nasdaq100 Index), Spain (IBEX35), and the Netherlands. The company is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index. Find out more information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Investor Relations +34 91 586 25 65 (Spain) +31 20 798 37 00 (The Netherlands) ir@ferrovial.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com Europe Fátima Gracia de Vargas +34 630445342 fgracia@ferrovial.com Isabel Muñoz +34 660528832 mimunoz@ferrovial.com